Filed by: Dorchester Hugoton, Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                          of the Securities Exchange Act of 1934
                                                   Commission File No. 000-10697
                                       Subject Company: Dorchester Hugoton, Ltd.



The following is the text of a reminder letter mailed on November 27, 2002 to unitholders of Dorchester Hugoton, Ltd. who had not yet voted.

     THE FOLLOWING DOCUMENT DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL DORCHESTER HUGOTON UNITHOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH UNITHOLDER REQUESTING SUCH UNITHOLDER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WILL BE MAILED TO DORCHESTER HUGOTON UNITHOLDERS AND WILL BE AVAILABLE FROM DORCHESTER HUGOTON ON REQUEST. THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS ARE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Dorchester Hugoton and its General Partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION.


November 27, 2002

                               IMPORTANT REMINDER

Dear Limited Partner:

     You should have received a proxy statement/prospectus dated October 30, 2002 for the Special Meeting of Limited Partners of Dorchester Hugoton, Ltd. to be held on Monday, December 30, 2002, at 10:00 a.m., Dallas time. WE HAVE NOT RECEIVED YOUR PROXY. YOUR VOTE IS VERY IMPORTANT.

     At the Special Meeting, limited partners are being asked to consider and approve the combination of the businesses and properties of Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. into Dorchester Minerals, L.P., a new limited partnership.

     We have approved the combination as being in the best interest of Dorchester Hugoton and all of its limited partners, and therefore recommend that you vote "FOR" the proposal. The proposed combination, and reasons for our recommendation, are fully set forth in the proxy statement previously mailed to you.

     YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION, INCLUDING INFORMATION ABOUT (1) THE MANNER IN WHICH THE TERMS OF THE COMBINATION WERE DETERMINED AND (2) OUR CONFLICTING INTERESTS IN RECOMMENDING THE COMBINATION. A COPY OF THE PROXY STATEMENT/PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST FROM DORCHESTER HUGOTON, LTD. 1919 S. SHILOH ROAD, SUITE 600-LB 48, GARLAND, TEXAS 75042, ATTENTION: JAMES E. RALEY. YOU MAY ALSO OBTAIN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE COMBINATION FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

     Regardless of the number of units you own, it is important that they be represented at the Special Meeting. If you do not vote, it has the same effect as a vote against the combination. Even if you have already mailed your proxy, you are encouraged to sign, date and mail the enclosed duplicate proxy in the enclosed envelope today. If your units are held in the name of a broker or nominee, you may take the opportunity to vote by telephone or over the internet by following the instructions appearing on your voting form. If you have any questions about the proposed combination, or if you have not received your copy of the proxy statement/prospectus, please call our information agent, D.F. King & Co., Inc., at (800) 290-6431. Your interest and participation are sincerely appreciated.

         Thank you for your continued support.
                                             General Partners
                                    P.A. Peak, Inc.    James E. Raley, Inc.